FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 6th , 2002

Super-Sol Ltd.
(Translation of Registrant's Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____ Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and are the following documents:

  Registrant's unaudited interim financial statements for the third quarter of 2002, as filled with the Israeli Securities Authority, Israeli Companies Registrar and Tel-Aviv Stock Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd. (Registrant)

By _______________ Amit Leibovich, Adv.

Dated: November 5th , 2002

Interim Consolidated Financial Statements as at September 30, 2002 (Unaudited)

Super-Sol Ltd.

Contents

                                                                                                                  Page

 Director's Report for the Nine Months and Three Months Ended September 30, 2002

 Auditors' Review Letter                                                                                             2

 Interim Financial Statements:

 Consolidated Balance Sheets                                                                                         3

 Consolidated Statements of Income                                                                                   4

 Statements of Changes in Shareholders' Equity                                                                       5

 Consolidated Statements of Cash Flows                                                                               7

 Notes to Consolidated Financial Statements                                                                          9

Directors' Report for the Nine Months and Three Months Ended September 30, 2002

Super-Sol Ltd.

We are pleased to present the Report of the Board of Directors for the nine months and three months ended September 30, 2002 in accordance with the Securities Regulations (Periodic and Immediate Reports) - 1970.

  The Company and its Business Environment

  The main activity of the Company is the operation of supermarket chains and the retail sales of supermarket goods in Israel.

  The Company’s results of operations are directly impacted by the political, economic and security conditions in Israel. During the first nine months of the year there was a further deterioration in the economic and security conditions in Israel, which has an adverse effect on the Company’s results of operations. The Company’s results of operations will continue to be impacted by the above.

  At the end of the third quarter of 2002, the Company was operating 170 stores in six supermarket chains: Super-Sol - 39 stores, Hyper-Netto - 80 stores, Birkat Rachel – 9 stores, Universe Club - 9 stores, Cosmos - 14 stores, and Food Warehouses – 19 stores. Net-Sal represents an additional marketing vehicle of the Company. It enables the Company’s customers to place home-delivery orders for supermarket products via the telephone, fax or Internet.

  During the third quarter, the Company opened 3 new Hyper-Netto stores and one Universe Club store and closed one Hyper-Netto store and one Super-Sol store. In addition, during the quarter, the Company converted 8 Hyper-Netto stores to the Food Warehouses chain, one Hyper-Netto store to the Universe Club chain and one Super-Sol store to the Hyper-Netto chain.

  The overall area of the stores at the end of the second quarter is 379,000 sq.m., compared to 368,600 sq.m. at the end of the second quarter.

  Operating Results

  Percentage changes are calculated based on the Company's results in NIS thousands.

  The third quarter

  The Company’s revenues in the third quarter of 2002 were NIS 1.73 billion, a decrease of 3.8% compared to NIS 1.80 billion in the third quarter last year. Same store sales decreased by 10.4% during the quarter, compared to the same period last year. The decrease in revenues during the quarter is explained by the decrease in real terms of food prices, the deepening recession in the Israeli economy and the increasing competition in the supermarket sector.
  -The Company’s financial statements are adjusted for inflation according to the increase in the Consumer Price Index. On the other hand, actual sales are impacted only by the Food Price Index. During the first nine months of 2002 the Consumer Price Index increased 7.0% while the Food Price Index increased 4.1% only. This gap that opened between the two indices means that food prices decreased in real terms: by an average of 2.7% during the third quarter of 2002 compared to the same period last year; and by an average of 3.5% during the first nine months of 2002 compared to the same period last year. This had a negative impact on sales growth.
  -The difficult economic situation, the inflationary erosion in salaries and disposable income and the increase in the unemployment rate contributed to the decline in purchasing power compared to last year. According to the data of the Israeli Central Bureau of Statistics, the unemployment rate is on the rise, from 9.6% of the civil workforce unemployed in the month of August last year to 10.3% in August 2002 - an increase of approximately 7% in unemployment.

  Gross profit was NIS 461 million for the quarter, a decrease of 3.8% compared to NIS 479 million for the third quarter last year. Gross margin was 26.9% for the third quarter this year and for the same quarter last year.

  Operating, selling, general and administrative costs were NIS 430 million during the third quarter, an increase of 5.7% compared to NIS 406 million during the same quarter last year. The ratio of operating, selling, general and administrative costs to total revenues was 24.9% compared to 22.6% during the same period last year. The increase in the cost ratio is attributable primarily to the abovementioned decrease in sales, increased credit card transaction processing fees, increased security costs in stores further to the deterioration in the security situation, the sharp rise in electricity tariffs and the increase of 1% in salary costs subsequent to the increase of 1% in the employers’ Social Security tariff.

Directors' Report for the Nine Months and Three Months Ended September 30, 2002

Super-Sol Ltd.

  Operating Results (cont'd)

Operating profit for the third quarter was NIS 46 million, a decrease of 48.8% compared to NIS 91 million in the same period last year. The operating margin was 2.7% compared to 5.0% last year.

Financing expenses, net during the third quarter of 2002 were NIS 10 million, compared to NIS 2 million during the same period last year. According to Israeli GAAP, the Company’s non-monetary assets were adjusted to the September 2002 CPI, while the long-term bank loans were adjusted to the CPI last published as of September 30, 2002 i.e. the August 2002 CPI. During the quarter, the index according to which the long-term bank loans and notes were adjusted increased by 1.6% while the index according to which the assets were adjusted increased by 0.7% only. As a result, the Company recorded higher financing expenses in respect of long-term bank loans and notes.

The Company’s tax expense for the third quarter of 2002 was NIS 12 million, a decrease of 63.3% compared to NIS 34 million for the same quarter last year. The effective tax rate for the quarter was 36.3%, compared to 37.3% for the same quarter last year.

The Company’s net profit for the third quarter was NIS 20 million, a decrease of 63.5% compared to NIS 55 million during the same quarter last year.

The Company’s fully-diluted earnings per NIS 0.1 par value of shares for the third quarter were NIS 0.10 per share (or NIS 0.50 per ADR), a decrease of 63.8% compared to NIS 0.27 per share (or NIS 1.37 per ADR) during the same period last year.

The nine months ended September 30, 2002

Revenues for the nine month period reached NIS 5.19 billion, an increase of 1.0% compared to NIS 5.14 billion in the same period last year. The increase in revenues resulted mainly from the contribution of new stores.

The Company’s same store sales decreased by 5.8% during the nine month period compared to the same period last year. The decrease in same store sales is mainly the result of the opening of additional stores - by the Company as well as by its competitors, the real decrease in food prices, the deepening recession and the increasing competition in the supermarket sector, as mentioned above.

Gross profit was NIS 1.36 billion for the nine month period, a decrease of 1.0% compared to NIS 1.38 billion for the same period last year. Gross margin was 26.5% for the nine month period, compared to 27.1% for the same period last year. The decrease in the gross profit margin is the result of the increasing competition in the supermarket sector, the conversion of stores to discount formats, the real decrease in food prices and the erosion of the inventory.

The financial results for the nine month period reflect an increase of 7.0% in the Consumer Price Index, while the results for the same period last year reflect an increase of 2.0% in the Index. The difference of 5.0% resulted in a decrease of NIS 21 million in gross profit and operating profit for the nine month period compared to the same period last year, due to the inflationary adjustment of the opening balance of the inventory.

Operating profit for the nine month period was NIS 163 million, a decrease of 35.9% compared to NIS 254 million in the same period last year. The operating margin was 3.1% compared to 5.0% for the same period last year.

The Company’s financing income, net was NIS 5 million for the first nine months of 2002, compared to financing expenses, net of NIS 11 million in the same period last year. The increase of 7.0% in the Consumer Price Index during the period, compared to only 2% during the same period last year resulted in higher financing income from the erosion of the excess of unlinked monetary liabilities over unlinked monetary assets, net.

During the first nine months of 2002, the Company recorded other income of NIS 24 million, mainly from capital gains on the sale of the Company’s holdings in Avnat Ltd. During the first nine months of 2001, the Company had no capital losses.

Directors' Report for the Nine Months and Three Months Ended September 30, 2002

Super-Sol Ltd.

  Operating Results (cont'd)
The Company’s tax expense for the first nine months of 2002 was NIS 75 million, a decrease of 17.1% compared to NIS 90 million for the same period last year. The effective tax rate for the nine month period was 38.9%, compared to 37.1% for the same period last year, due to the taxes in respect of the sale of the Company’s holdings in Avnat Ltd.

The Company’s equity in losses of affiliated company for the period resulted from the recording of an impairment loss of NIS 11 million by the affiliated company.

Net profit for the first nine months of 2002 was NIS 105 million, a decrease of 30.8% compared to NIS 152 million in the same period last year.

The Company’s fully-diluted earnings per NIS 0.1 par value of shares for the period were NIS 0.52 per share (or NIS 2.58 per ADR), a decrease of 31.3% compared to NIS 0.75 per share (or NIS 3.76 per ADR) for the same period last year.

  Financial Position, Liquidity and Financing Resources
Cash flows from operating activities Net cash inflow from operating activities was NIS 105 million in the third quarter of 2002 and in the same period last year.

Cash flows from investing activities

The Company’s net cash outflow from investing activities was NIS 99 million for the third quarter of 2002, compared to NIS 53 million in the same quarter last year. The change was mainly due to the increase in the purchase of fixed assets in the third quarter of 2002 and due to the repayment of long-term loans granted in the same quarter last year.

Cash flows from financing activities

The Company’s net cash outflow from financing activities for the third quarter of 2002 amounted to NIS 11 million, compared to net cash outflow from financing activities of NIS 47 million in the same quarter last year. The change was mainly due to the decrease in short-term bank credit during the third quarter last year.

At the end of the third quarter, the Company’s consolidated net short-term assets (cash, deposits and marketable securities net of short-term bank credit) totaled NIS 76 million, compared to NIS 41 million at the end of the same quarter last year.

Long-term liabilities to banks, to holders of notes (issued in January 2002) and to others were NIS 705 million at the end of the quarter, compared to NIS 444 million at the end of 2001.

The ratio of loans and notes to total assets was 19.1% at the end of the quarter, compared to 13.3% at the end of 2001.

Shareholders’ equity at the end of the quarter was NIS 2.03 billion, compared to NIS 1.92 billion at the end of 2001. The ratio of shareholders’ equity to total assets was 47.4% at the end of the quarter, compared to 48.9% at the end of 2001.

Directors' Report for the Nine Months and Three Months Ended September 30, 2002

Super-Sol Ltd.

  Report on Exposure to Market Risks and Management Thereof
No material changes have occurred in the current period with respect to the exposure of the Company to market risks and management thereof (as stated in the guideline of the Securities Authority), as these were reported by the Company on August 4, 2002.

In the current period, part of the Company’s monetary balances were invested in short-term CPI-linked government bonds that are traded on the Tel Aviv Stock Exchange.

Monetary assets and liabilities analyzed by currency and linkage base:

                                                                    September 30, 2002
                                                                    ------------------
                                                         Israeli currency                           Foreign
                                                         ----------------
                         Non-linked              Linked to            currency or
                                                                         Israeli CPI         linked thereto
                                                   -----------           -----------         --------------
                                                                 Adjusted NIS (millions)
                                                                 -----------------------
         Assets
         ------
         Cash and cash equivalents                        69                      -                      3
         Marketable securities                            28                     77                      -
         Trade receivables, net                          828                      -                      -
         Other receivables                                43                      5                      -
         Long-term loans and funds                         -                     19                      -
                                                       -----                  -----                  -----
                                                         968                    101                      3
                                                       -----                  -----                  -----
         Liabilities
         -----------
         Short-term bank credit                            5                      -                      -
         Trade payables                                  993                      1                      1
         Other payables                                  340                     21                      -
         Notes (including current maturities)              -                    426                      -
         Loans from banks and others
           and short-term bank credit                     71                    321                      -
                                                       -----                  -----                  -----
                                                       1,409                    769                      1
                                                       =====                  =====                  =====

                                                       (441)                   (668)                     2
                                                       =====                  =====                  =====
  Option Plan
At the Board of Directors’ meeting on May 14, 2002, it was decided to approve an additional plan to issue options to the Company’s employees.
Under the plan, 1,088,184 options exercisable for shares of par value NIS 0.1 were granted without consideration, by means of a private placement, to twelve of the Company’s employees at various executive levels.
Additional details are provided in Note 4 to the financial statements.

  Agreement with Related Party
On August 4, 2002, the Company’s audit committee and Board of Directors approved a personal employment agreement with the CEO of the Company. Additional details are provided in Note 6 to the financial statements.

Directors' Report for the Nine Months and Three Months Ended September 30, 2002

Super-Sol Ltd.

  The Board of Directors
During the nine months ended September 30, 2002, the Board of Directors held six meetings. The committees of the Board of Directors held additional meetings.

         ---------------------------                           -----------------------
         Dalia Lev                                             Amiaz Sagis
         Chairperson of the Board of                           Chief Executive Officer
         Directors

        November 3, 2002

                    Somekh Chaikin

                    Mail address              Office address                Telephone  972 3 684 8000
                    PO Box 609                KPMG Millennium Tower         Fax  972 3 684 8444
                    Tel-Aviv 61006            17 Ha'arba'a Street
                    Israel                    Tel Aviv 64739
                                              Israel

The Board of Directors of
Super-Sol Ltd.
Rishon Le-Zion

Dear Sirs,

Review of the Unaudited Interim Consolidated Financial Statements for the nine and three month periods ended on September 30, 2002

At your request we have reviewed the interim consolidated balance sheet of Super-Sol Ltd. and its subsidiaries as at September 30, 2002 and the related consolidated statements of income, the statements of changes in shareholders' equity and the consolidated statements of cash flows for the nine and three month periods then ended.

Our review was conducted in accordance with procedures established by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the above financial statements, reading the minutes of Shareholders' Meetings and meetings of the Board of Directors and its committees as well as making inquiries of persons responsible for financial and accounting matters.

Since the review performed was limited in scope and does not constitute an examination in accordance with generally accepted auditing standards, we do not express an opinion on the above financial statements.

In the course of our review, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles and in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Yours truly,

Somekh Chaikin
Certified Public Accountants (Isr.)

November 3, 2002

Somekh Chaikin, a partnership registered under
the Israeli Partnership Ordinance, is a member of
KPMG International, a Swiss association.

Consolidated Balance Sheets

Adjusted New Israeli Shekels as of September 2002	Super-Sol Ltd.

                                                               September 30     September 30     December 31
                                                                       2002             2001            2001
                                                                    ----             ----            ----
                                                             (Unaudited)      (Unaudited)       (Audited)
                                                             -----------      -----------       ---------
                                                                              NIS millions
                                                        ----------------

 .
  Assets

 Current assets
 Cash and cash equivalents                                             72                20                 41
 Marketable securities                                                105                 -                  -
 Trade receivables, net                                               828               753                622
 Other current assets                                                  71                60                 70
 Inventories                                                          485               426                448
                                                                    -----             -----              -----
                                                                    1,561             1,259              1,181
                                                                    -----             -----              -----
 Investments and loans
 Investee company                                                      14                28                 25
 Long-term loans and funds                                             21                22                 23
                                                                    -----             -----              -----
                                                                       35                50                 48
                                                                    -----             -----              -----
 Fixed assets, net                                                  2,585             2,557              2,596
                                                                    -----             -----              -----
 Deferred expenses and other assets, net                              110               100                109
                                                                    -----             -----              -----
                                                                    4,291             3,966              3,934
                                                                    =====             =====              =====

 Liabilities and shareholders' equity

 Current liabilities
 Short-term bank credits                                              101                61                 83
 Current maturities - Notes                                            17                 -                  -
 Trade payables                                                       995             1,071              1,027
 Other payables                                                       361               345                278
 Proposed dividend                                                      -               102                102
                                                                    -----             -----              -----
                                                                    1,474             1,579              1,490
                                                                    -----             -----              -----

 Long-term liabilities
 Loans from banks and others                                          296               459                444
 Notes                                                                409                 -                  -
 Accrued employee severance benefits, net                               3                 7                  5
 Deferred taxes                                                        76                62                 71
                                                                    -----             -----              -----
                                                                      784               528                520
                                                                    -----             -----              -----
 Shareholders' equity                                               2,033             1,859              1,924
                                                                    -----             -----              -----
                                                                    4,291             3,966              3,934
                                                                    =====             =====              =====

  -------------------------------------  -----------------------  --------------------------------------------------
                Dalia Lev                      Amiaz Sagis                        Itzik Zion
  Chairperson of the Board of Directors  Chief Executive Officer  Executive Vice President - Chief Financial Officer

Date of approval: November 3, 2002
The accompanying notes are an integral part of these interim financial statements.

Consolidated Statements of Income

Adjusted New Israeli Shekels as of September 2002	Super-Sol Ltd.

                                         Nine months ended                 Three months ended           Year ended
                                         -----------------                 ------------------           ----------
                                     September 30     September 30     September 30     September 30      December 31
                                             2002             2001             2002             2001             2001
                                             ----             ----             ----             ----             ----
                                      (Unaudited)      (Unaudited)      (Unaudited)      (Unaudited)        (Audited)
                                      -----------      -----------      -----------      -----------        ---------
                                                         NIS millions (except per share data)
                                                         ------------------------------------

Revenues
Sales                                       5,141            5,084            1,714            1,780            6,817
Rentals and operation of
 shopping malls                                48               53               15               18               71
                                            -----            -----            -----            -----            -----
                                            5,189            5,137            1,729            1,798            6,888
                                            -----            -----            -----            -----            -----

Costs and expenses
Cost of sales                               3,778            3,707            1,253            1,301            4,964
Operating, selling,
 administrative and general                 1,248            1,176              430              406            1,580
                                            -----            -----            -----            -----            -----
                                            5,026            4,883            1,683            1,707            6,544
                                            -----            -----            -----            -----            -----

Operating profit                              163              254               46               91              344
                                            -----            -----            -----            -----            -----

Other income (expenses), net
Financial income (expenses), net                5             (11)             (10)              (2)             (24)
Other income (expenses), net                   24                -              (3)                1              (3)
                                            -----            -----            -----            -----            -----
                                               29             (11)             (13)              (1)             (27)
                                            -----            -----            -----            -----            -----

Earnings before income taxes                  192              243               33               90              317

Income taxes                                   75               90               12               34              109
                                            -----            -----            -----            -----            -----

Earnings before losses of affiliate           117              153               21               56              208

 Company's equity in losses of
  affiliated company, net                    (11)                -              (1)                -              (1)
                                            -----            -----            -----            -----            -----

                                              106              153               20               56              207
Minority interest in
  earnings of subsidiary                      (1)              (1)                -              (1)              (1)
                                            -----            -----            -----            -----            -----

Net  earnings                                 105              152               20               55              206
                                            =====            =====            =====            =====            =====

Earnings per share
 (primary and diluted)

 Earnings per NIS 0.1 par value              0.52             0.75             0.10             0.27             1.02
                                            =====            =====            =====            =====            =====

Earnings per NIS 1 par value                 5.17             7.52             0.99             2.74            10.17
                                            =====            =====            =====            =====            =====

The accompanying notes are an integral part of these interim financial statements.

Statements of Changes in Shareholders' Equity

Adjusted New Israeli Shekels as of September 2002	Super-Sol Ltd.

                                                   Share          Capital         Treasury         Retained      Total
                                                 capital         reserves           shares         earnings
                                                 -------         --------           ------         --------      -----
                                                                           NIS millions
                                                                           ------------

Nine months ended September
 30, 2002 (unaudited)

Balance at January 1, 2002                           245              500             (87)            1,266          1,924
Exercise of stock options                              -                1                -                -              1
Tax benefit in respect of stock
 options exercised by employees                        -                2                -                -              2
Erosion of prior  year's
 proposed dividend                                     -                -                -                1              1
Net earnings for the nine months
 ended September 30, 2002                              -                -                -              105            105
                                                   -----            -----           -----             -----          -----

Balance at September 30, 2002                        245              503             (87)            1,372          2,033
                                                   =====            =====           =====             =====          =====

Three months ended September
  30, 2002 (unaudited)

Balance at July 1, 2002                              245              503             (87)            1,352          2,013
Net earnings for the three months
 ended September 30, 2002                              -                -                -               20             20
                                                   -----            -----            -----            -----          -----

Balance at September 30, 2002                        245              503             (87)            1,372          2,033
                                                   =====            =====            =====            =====          =====

The accompanying notes are an integral part of these interim financial statements.

Statements of Changes in Shareholders' Equity (cont'd)

Adjusted New Israeli Shekels as of September 2002	Super-Sol Ltd.

                                                   Share          Capital         Treasury         Retained      Total
                                                 capital         reserves           shares         earnings
                                                 -------         --------           ------         --------     ------
                                                                           NIS millions
                                                                           ------------

Nine months ended September
 30, 2001 (unaudited)

Balance at January 1, 2001                           245              486             (87)            1,162          1,806
Exercise of stock options                              -                2                -                -              2
Tax benefit in respect of stock
 options exercised by employees                        -                1                -                -              1
Dividend proposed                                      -                -                -            (102)          (102)
Net earnings for the nine months
 ended September 30, 2001                              -                -                -              152            152
                                                   -----            -----            -----            -----          -----

Balance at September 30, 2001                        245              489             (87)            1,212          1,859
                                                   =====            =====            =====            =====          =====

Three months ended September
  30, 2001 (unaudited)

Balance at July 1, 2001                              245              487             (87)            1,259          1,904
Exercise of stock options                              -                1                -                -              1
Tax benefit in respect of stock
 options exercised by employees                        -                1                -                -              1
Dividend proposed                                      -                -                -            (102)          (102)
Net earnings for the three months
 ended September 30, 2001                              -                -                -               55             55
                                                   -----            -----            -----            -----          -----

Balance at September 30, 2001                        245              489             (87)            1,212          1,859
                                                   =====            =====            =====            =====          =====

Year ended December 31,
  2001 (audited)

Balance at January 1, 2001                           245              486             (87)            1,162          1,806
Exercise of stock options                              -               11                -                -             11
Tax benefit in respect of stock
 options exercised by employees                        -                3                -                -              3
Dividend proposed                                      -                -                -            (102)          (102)
Net earnings for the year
 ended December 31, 2001                               -                -                -              206            206
                                                   -----            -----            -----            -----          -----

Balance at December 31, 2001                         245              500             (87)            1,266          1,924
                                                   =====            =====            =====            =====          =====

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statements of Cash Flows

Adjusted New Israeli Shekels as of September 2002	Super-Sol Ltd.

                                            Nine months ended                 Three months ended           Year ended
                                            -----------------                 ------------------           ----------
                                        September 30     September 30     September 30     September 30      December 31
                                                2002             2001             2002             2001             2001
                                                ----             ----             ----             ----             ----
                                         (Unaudited)      (Unaudited)      (Unaudited)      (Unaudited)        (Audited)
                                         -----------      -----------      -----------      -----------        ---------
                                                                        NIS millions
                                                                        ------------
Cash flows from operating activities
Net earnings                                     105              152               20               55              206
Adjustments necessary to reflect cash
 flows from operating activities
 (see Annex 1)                                  (32)              152               85               50              184
                                               -----            -----            -----            -----            -----
Net cash generated by
 operating activities                             73              304              105              105              390
                                               -----            -----            -----            -----            -----

Cash flows from investing activities
Purchase of fixed assets                       (249)            (259)             (93)             (69)            (328)
Investment in deferred costs
 and other assets                               (20)             (28)              (7)             (10)             (39)
Purchase of marketable securities              (107)                -                -                -                -
Proceeds from sale of
 marketable securities                             2                -                2                -                -
Proceeds from sale of fixed assets                10                8                -                -                8
Long-term loans and funds                          -                -                -                -              (1)
Long-term loan repaid                              1               30                -               26               30
Proceeds from sale of investment in
 proportionately consolidated
 investee (see Annex 2)                           49                -                -                -                -
Proceeds from (investment in) capital
 notes and loans to investee company             (2)                4              (1)                -                5
                                               -----            -----            -----            -----            -----

Net cash used in investing activities          (316)            (245)             (99)             (53)            (325)
                                               -----            -----            -----            -----            -----

Cash flows from financing activities
Exercise of stock options                          1                2                -                1               11
Dividend paid                                  (101)             (52)                -                -             (52)
Minority interest in dividend
 paid by subsidiary                                -                -                -                -              (1)
Proceeds from issue of notes
 (net of issue expenses)                         421                -                -                -                -
Receipt of long-term loans
 from banks and others                             3               61                -                3               73
Payment of long-term loans
 from banks and others                          (51)             (50)             (11)             (14)             (57)
Credit from banks, net                             1             (18)                -             (37)             (16)
                                               -----            -----            -----            -----            -----
Net cash generated by (used in)
 financing activities                            274             (57)             (11)             (47)             (42)
                                               -----            -----            -----            -----            -----

Increase (decrease) in cash
 and cash equivalents                             31                2              (5)                5               23

Balance of cash and cash equivalents
 at the beginning of the period                   41               18               77               15               18
                                               -----            -----            -----            -----            -----

Balance of cash and cash equivalents
 at the end of the period                         72               20               72               20               41
                                               =====            =====            =====            =====            =====

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statements of Cash Flows (cont'd)

Adjusted New Israeli Shekels as of September 2002	Super-Sol Ltd.

                                           Nine months ended                 Three months ended           Year ended
                                           -----------------                 ------------------           ----------
                                       September 30     September 30     September 30     September 30      December 31
                                               2002             2001             2002             2001             2001
                                               ----             ----             ----             ----             ----
                                        (Unaudited)      (Unaudited)      (Unaudited)      (Unaudited)        (Audited)
                                        -----------      -----------      -----------      -----------        ---------
                                                                       NIS millions
                                                                       ------------
Annex 1

Adjustments necessary to reflect
 cash flows from operating activities

Income and expenses
 not involving cash flows:
Depreciation of fixed assets and
 amortization of deferred expenses               156              147               53               50              197
Change in deferred taxes, net                     14               12                1                2                7
Company's equity in losses of
 affiliated company, net                          11                -                1                -                1
Minority interest in earnings of
 subsidiary                                        1                1                -                1                1
Decrease in provision for employee
 severance benefits, net                         (2)              (2)                -                -              (6)
Capital (gains) losses, net                        -                2                2                -                2
Erosion of long-term liabilities                 (5)              (3)                6                -              (2)
Erosion and accrued interest on
 long-term loans granted to others, net            2                1                1                -                2
Increase in value of marketable securities         -                -              (2)                -                -
Capital gain on the sale of investment
 in proportionately consolidated investee       (26)                -                -                -                -

Changes in asset and liability items:
Increase in trade receivables                  (206)            (171)             (78)            (142)             (40)
Increase in other current assets                (12)             (13)             (20)              (6)              (8)
Increase in inventories                         (37)             (36)             (16)             (12)             (58)
Increase (decrease) in trade payables           (16)              157               89              117               92
Increase (decrease) in other payables             88               57               48               40              (4)
                                               -----            -----            -----            -----            -----
                                                (32)              152               85               50              184
                                               =====            =====            =====            =====            =====
Annex 2

Proceeds from sale of investment in
 proportionately consolidated investee

Working capital (excluding cash)                 (3)                -                -                -                -
Fixed assets                                     103                -                -                -                -
Long-term liabilities                           (77)                -                -                -                -
Capital gain on the sale of investment            26                -                -                -                -
                                               -----            -----            -----            -----            -----
                                                  49                -                -                -                -
                                               =====            =====            =====            =====            =====
Annex 3

Additional data relating to investing
 and financing activities
 not involving cash flows

Investment in fixed assets                        18                9               18                9               26
                                               =====            =====            =====            =====            =====

Increase in deferred costs                         2                5                2                5                8
                                               =====            =====            =====            =====            =====

Dividend proposed                                  -              102                -              102              102
                                               =====            =====            =====            =====            =====

Erosion of prior year's proposed dividend        (1)                -                -                -                -
                                               =====            =====            =====            =====            =====

Receivables arising from sale of fixed
 assets                                            -                -                -                -                1
                                               =====            =====            =====            =====            =====

The accompanying notes are an integral part of these interim financial statements.

Notes to the Consolidated Financial Statements as at September 30, 2002 (Unaudited)

Super-Sol Ltd.

Note 1 - Reporting Principles and Accounting Policies

The main activity of Super-Sol Ltd. (the “Company”) is the operation of supermarket chains and the retail sales of supermarket goods in Israel.

  Unaudited interim financial statements
  These interim financial statements are prepared in a condensed format in accordance with generally accepted accounting principles in Israel for interim financial statements.

  These financial statements are as at September 30, 2002 and for the nine and three month periods then ended. They should be read in conjunction with the annual audited financial statements of the Company as at December 31, 2001 and for the year then ended and their accompanying notes. Results of operations for the nine month period ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

  The main accounting policies were applied in the preparation of the interim financial statements in a manner consistent with the audited financial statements as at December 31, 2001.
  Adjusted financial statements

  In accordance with opinions of the Institute of Certified Public Accountants in Israel, the Company presents its interim financial statements in NIS adjusted for changes in Israeli Consumer Price Index (the “Israeli CPI”). All figures in the interim financial statements are presented in adjusted New Israeli Shekels (“Adjusted NIS”) which have a constant purchasing power as of September 30, 2002.

  Following are details of changes in the Israeli CPI and the exchange rate of the U.S. dollar for the reported periods:

                                                                                                      Exchange rate
                                                                                       CPI       of the U.S. dollar
                                                                                       ---       ------------------
                                                                                         %                        %
                                                                                       ---       ------------------

       Nine months ended September 30, 2002                                           6.99                    10.30
       Nine months ended September 30, 2001                                           2.01                     7.77
       Three months ended September 30, 2002                                          0.65                     2.14
       Three months ended September 30, 2001                                          0.89                     4.56
       Year ended December 31, 2001                                                   1.41                     9.28

Notes to the Consolidated Financial Statements as at September 30, 2002 (Unaudited)

Super-Sol Ltd.

Note 2 - Issue of Notes

On January 21, 2002, the Company issued, by means of two tenders for institutional and other investors, two series of CPI - linked notes in an aggregate value of NIS 423 million, as follows:

  NIS 87 million bearing interest of 4.0% per annum, due during the years 2003 to 2007.

  NIS 336 million bearing interest of 4.8% per annum, due during the years 2007 to 2012.
The Company was not required to provide any collateral in respect of the funds raised. The notes were not registered for trading on the Tel Aviv Stock Exchange.

Note 3 - Sale of Investment in Avnat Ltd.

On March 14, 2002, the Company signed an agreement with Azorim Properties Ltd. and Teatraot Malls Ltd., (its partners in Avnat), whereby they purchased the Company's shares in Avnat for consideration of NIS 49 million.

Proceeds from the sale were received on March 14, 2002.

Financial statements for the nine month period ended September 30, 2002 include Company’s equity in earnings of Avnat of NIS 1 million after taxes and capital gains on the sale of NIS 26 million before taxes, and NIS 14 million after taxes.

Note 4 - Option Plan

At the Board of Directors’ meeting on May 14, 2002, it was decided to approve a plan to issue options to twelve of the Company’s employees at various executive levels. Under the plan, 1,088,184 options exercisable for shares of par value NIS 0.1 were granted without consideration, by means of a private placement.

The terms of the option plan are mostly similar to the terms of the option plan approved by the Company’s Board of Directors on July 16, 2001, with the difference that the options are exercisable for shares in three increments only instead of four increments under the 2001 plan.

The base exercise price for each option is NIS 15.17 (“the base price”). The base exercise price of the options was determined by the average price of the Company’s shares on the Tel-Aviv Stock Exchange during the trading days in the thirty day period preceding May 14, 2002, i.e. NIS 16.85, less 10%.

Note 5 - Provision For Impairment Loss by Affiliated Company

The Company’s equity in losses of affiliated company, net for the nine month period ended September 30, 2002 resulted from the recording of an impairment loss of NIS 11 million by the affiliated company.

Notes to the Consolidated Financial Statements as at September 30, 2002 (Unaudited)

Super-Sol Ltd.

Note 6 - Agreement with Related Party

  On August 4, 2002 the Audit Committee and Board of Directors of the Company approved a personal employment agreement with the CEO of the Company for a four-year period beginning January 1, 2002.
  The Company may terminate the CEO's employment with an advance notice of six months, in event of which the Company will pay the CEO the remainder of the salary that would have been payable to him for the duration of the four-year period, but not less than twelve months' salary.
  On April 11, 2002 the CEO received the amount of NIS 2 million and on December 31, 2005 will receive an additional NIS 2 million, provided that he will still be employed by the Company at such time. During the first quarter of 2002 the Company recorded a provision in respect of the payment of NIS 2 million that was made in April this year.
  In the event that the CEO will be asked by the Company to resign his position, or if he should elect to do so in the event of a change in control of the Company, he will be entitled to receive a special bonus equivalent to the fair value (according to Black and Scholes) of options granted to him under the option plans and which expire due to termination of his employment.
  In the event of change in control of the Company, should the CEO elect to resign, he will be entitled to receive the payments according to items b) and d) above.
  The CEO will receive pension benefits equivalent to one salary for each year of employment, in addition to his executive insurance policy.

Note 7 - Recent Accounting Pronouncements

During 2001, the Israel Accounting Standards Board issued Accounting Standard No. 12 - Cessation of Adjustment of Financial Statements. In accordance with the standard, the inflationary adjustment of financial statements will cease as of January 1, 2003.

Until December 31, 2002, the Company will continue to prepare inflation adjusted financial statements according to Opinion 36 of the Institute of Certified Public Accountants in Israel. The inflation adjusted amounts included in the financial statements as at December 31, 2002 will be the basis for the nominal financial reporting starting January 1, 2003.

The magnitude of the impact is dependent on the inflation rate and the Company's financing sources.

In August 2002, the Israel Accounting Standards Board issued Accounting Standard No. 14 – Financial Reporting for Interim Periods. The standard sets forth the minimal reporting requirements for interim period financial reporting, including the disclosure required in the notes, and also details the recognition and measurement accounting rules to be applied in interim period financial reporting.

This accounting standard is applicable to financial statements for periods starting January 1, 2003 or thereafter. The statement does not require restatement of comparative figures for interim periods prior to the implementation date. However, if the financial statements include comparative figures that are not in accordance with the rules set forth in the standard, the notes to the financial statements must include a description of the primary differences between the rules set forth in the standard and the rules according to which the comparative figures were prepared.

The Company estimates that the impact of the new standard on its results of operations, financial position and cash flows will not be material.